World Omni Auto Leasing LLC

World Omni LT
250 Jim Moran Blvd.
Deerfield Beach, Florida 33442

July 28, 2022

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Kayla Roberts
Re:	World Omni Auto Leasing LLC World Omni LT Registration Statement on Form SF-3 Filed May 5, 2022, File Nos. 333-264720 and 333-264720-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, each of World Omni Auto Leasing LLC and World Omni LT (collectively, the “Registrants”) hereby requests acceleration of the effective date of the above-referenced registration statement (the "Registration Statement") to 4:00 p.m. Eastern time on August 1, 2022 or as soon as possible thereafter.

Each of the Registrants hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrants may not assert staff comments and the declaration of effectiveness of the above-referenced Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eric M. Gebhard

Eric M. Gebhard

Chief Executive Officer and Treasurer of World
Omni Auto Leasing LLC and Treasurer of Auto
Lease Finance LLC, as Initial Beneficiary of
World Omni LT

cc:	Paula Pescaru, Esq., World Omni Auto Leasing LLC and World Omni LT

Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP